Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Terrance James Reilly
D 215.981.4689
terrance.reilly@troutman.com

March 29, 2023

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Belmont Theta Income Fund

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On behalf of Valued Advisers Trust (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the “Securities Act”), please find Post-Effective Amendment No. 380 to the Trust’s Registration Statement on Form N-1A (“PEA No. 380”).

PEA No. 380 relates only to the Trust’s series of shares named “Belmont Theta Income Fund” (the “Fund”).

PEA No. 380 is being filed to disclose investment strategy changes being made to the Fund’s investment portfolio.

If you have any questions or comments with respect to PEA No. 380, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc: Matthew J. Miller, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Enclosure